SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            +65

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A amends the Report of Foreign Private Issuer on Form 6-K furnished by Woori Bank to the Securities and Exchange Commission on June 19, 2018, which contained as an exhibit thereto an English language summary of a Report of a Material Event, originally filed by Woori Bank with the Korea Exchange on June 19, 2018, regarding its plans to engage in a comprehensive stock transfer to establish a holding company structure (the “Original Report”).

On September 20, 2018, Woori Bank filed with the Korea Exchange an Amended Report of a Material Event (the “Amended Report”), reflecting the following amendments to the Original Report:

Item	Prior to amendment	As amended
8. Stock transfer schedule – Record date for determining shareholders for the general meeting of shareholders	October 5, 2018	November 15, 2018

8. Stock transfer schedule – Closure period of the shareholder register	Start date: October 6, 2018 End date: October 11, 2018	Start date: November 16, 2018 End date: November 20, 2018

An English language summary of the Amended Report, reflecting the above amendments, is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: September 20, 2018	By:	/s/ Won-Duk Lee
(Signature)
	Name:	Won-Duk Lee
	Title:	Managing Director

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